UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Transaction in Own Shares, dated 30 September 2019

Micro Focus International plc
30 September 2019

Transaction in own shares

Micro Focus International plc (the "Company") announces that on 27 September 2019 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $200 million share buyback programme, details of which were announced on 17 July 2019.

Description of shares: Micro Focus International plc - ordinary shares of 10 pence

Number of shares repurchased: 287,328

Date of transaction: 27 September 2019

Time of transaction: 08:00 - 16:29

Volume weighted average price paid per share: 1,124.8646 pence

Lowest price paid per share: 1,110.80 pence

Highest price paid per share: 1,136.20 pence

Broker: Citigroup Global Markets Limited ("Citi")

Of the ordinary shares purchased by the Company, none were purchased through Citi acquiring ADRs representing ordinary shares of the Company on the New York Stock Exchange.

Aggregated information on shares purchased according to trading venues:

Venue	Volume weighted Average Price (GBP)	Aggregated Volume
XLON	11.2472	225,286
CHIX	11.2538	62,042
BATE	n/a	-

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 333,890,169 (excluding Treasury shares), and the Company will hold 29,654,326 ordinary shares in Treasury.

The figure of 333,890,169 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0458O_1-2019-9-29.pdf

For further information, please contact:

Micro Focus International plc

Ben Donnelly, IR Manager                                                                                           Tel: +44 (0) 1635 565200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 30 September 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer